February 15, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cornerstone Total Return Fund, Inc.

Preliminary Proxy Statement on Schedule 14A

Notice of Filing

To Whom it May Concern:

The above-referenced filing (the “Preliminary Proxy Statement”) of our client, Cornerstone Total Return Fund, Inc. (the “Fund”), filed on February 15, 2022, pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, is furnished in connection with the solicitation of proxies by the Board of Directors of the Fund, a New York corporation for use at an annual meeting of stockholders to be held on April 5, 2022, at the First Floor Conference Room, 1075 Hendersonville Rd., Asheville, NC 28803, for the following purposes:

1.	To approve the election of eight directors to hold office until the year 2023 Annual Meeting of Stockholders;

2.	To consider and approve an amendment to the Fund’s Certificate of Incorporation increasing the number of authorized shares of common stock from 100,000,000 to 1,000,000,000; and

3.	To consider and vote upon such other matters as may properly come before said Meeting or any adjournment or postponement thereof.

Please contact me at (212) 885-5205 or Hoyt Peters at (828) 255-4836 with any comments or questions you may have or for any further information you may desire.

Very truly yours,

/s/ Margaret M. Murphy

Margaret M. Murphy